

May 27, 2021

Nadim Yared
President and Chief Executive Officer
CVRx, Inc.
9201 West Broadway Avenue, Suite 650
Minneapolis, MN 55445

> **Re: CVRx, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted May 14, 2021**
> **CIK No. 0001235912**

Dear Mr. Yared:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 14, 2021

Prospectus Summary
Overview, page 3

1. Please balance the disclosure of your revenue for the three months ended March 31, 2021 and 2020 by presenting other measures of your performance such as net loss for the same periods.

Summary consolidated financial data, page 11

2. Please revise to present your pro forma earnings per share for only the most recent fiscal year and the most recent interim period. Refer to Rule 8-05 and Rule 11-02(c)(2)(i) of Regulation S-X. Please also provide a footnote to show how you compute

your pro forma earnings per share data.  In this regard, while we note that you refer to Notes 2 and 9 to your consolidated financial statements for an explanation of the method used to calculate your forma net loss per share and the weighted-average number of shares used in the computation of the per share amounts, those notes do not include pro forma information.  Please address this comment as it relates to your Selected Financial Data on page 57.

Principal Stockholdesr, page 140

3.      We note your revised disclosure in response to comment 9.  Please revise footnote 5 to disclose the natural persons who have or share beneficial ownership.

    You may contact Ibolya Ignat at 202-551-3636 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters.  Please contact Kasey Robinson at 202-551-5880 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:      Ben A. Stacke, Esq.